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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 2 FOR THE MONTH OF FEBRUARY, 2002




                             Visible Genetics Inc.
                             ---------------------
                           (Exact name of Registrant)

             700 bay street, suite 1000, toronto on, canada m5g 1z6
             ------------------------------------------------------
                    (address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F  X    Form 40-F
                                      ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes         No  X
                                     ---        ---

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                              VISIBLE GENETICS INC.

      During our quarterly conference call and webcast to be held today at 11:00 a.m., we are re-affirming anticipated revenues and net loss which we expect to achieve during the current fiscal year ending December 31, 2002. This information was previously provided during our November 8, 2001 quarterly conference call and webcast. However, as a result of a December 2001 private placement of 2,637,890 common shares, the number of our outstanding common shares has increased, and therefore, we are revising our earning per share guidance to reflect the greater number of outstanding shares. All amounts are in United States dollars.

      As previously reported, we to expect our 2002 revenues to be in the range of $33 - 37 million, and our net loss attributable to common shareholders to be in the range of $31 - 35 million. After giving effect to the additional common shares issued in the private placement, we are now projecting 2002 loss per common share in the range of $1.65 to $1.85. Previously we had forecast a loss per common share in the range of $1.87 - $2.07.

      For the first quarter of 2002 we are modifying our expectations and we now anticipate revenues in the range of $4.2 million to $5.2 million. After giving effect to this reduction and the additional common shares issued in the private placement, we are now projecting a net loss per common share during the first quarter of 2002 in the range of $.54 - $.59. Previously we had forecast a net loss per common share in the range of $.57 - $.62.

      A replay of the conference call will be available until February 28, 2002. To access the replay call either 416-695-5800 or 800-408-3053. The pass code for the replay of the conference call is 1086848. A replay of the webcast will also be available through the Visible Genetics website at www.visgen.com.

      THIS FORM 6-K CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. A VARIETY OF FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN THESE FORWARD LOOKING STATEMENTS. THE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE OPERATIONS, PERFORMANCE, DEVELOPMENT AND RESULTS OF THE COMPANY INCLUDE BUT ARE NOT LIMITED
TO: UNCERTAINTY OF ACCEPTANCE OF GENOTYPING IN GENERAL, AND OF OUR PRODUCTS, IN PARTICULAR IN THE CLINICAL DIAGNOSTIC MARKET; DESIRE OF THE FDA TO TAKE ENFORCEMENT ACTION TO RESTRICT THE USE OF HOME BREW GENOTYPING TESTS TO PROVIDE DRUG RESISTANCE REPORTS AND TESTS TO PHYSICIANS AND OTHER HEALTH CARE PROVIDERS; REFUSAL OF INSURANCE COMPANIES AND OTHER THIRD PARTY PAYORS TO REIMBURSE US FOR OUR PRODUCTS; PROBLEMS THAT WE MAY FACE IN BRINGING OUR HEPATITIS C GENOTYPING KIT TO MARKET; PROBLEMS THAT WE MAY FACE IN MANUFACTURING, MARKETING AND DISTRIBUTING OUR PRODUCTS; DELAYS WHICH MAY OCCUR IN MAKING OUR ATLANTA MANUFACTURING FACILITY FULLY OPERATIONAL; PROBLEMS WE MAY FACE WITH FUTURE CLINICAL TRIALS; DELAYS IN OBTAINING APPROVAL BY THE FDA FOR CHANGES MADE TO FDA APPROVED PRODUCTS; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN FDA APPROVAL FOR CERTAIN OF OUR FUTURE PRODUCTS; DELAYS IN OBTAINING OR INABILITY TO OBTAIN APPROVAL BY CERTAIN FOREIGN REGULATORY AUTHORITIES FOR OUR PRODUCTS; PROBLEMS IN ACQUIRING AND PROTECTING INTELLECTUAL PROPERTY IMPORTANT TO OUR BUSINESS THROUGH PATENTS, LICENSES AND OTHER ARRANGEMENTS; OUR ABILITY TO SUCCESSFULLY DEFEND CLAIMS THAT OUR PRODUCTS MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS; PROBLEMS WITH IMPORTANT SUPPLIERS AND BUSINESS PARTNERS; DELAYS IN DEVELOPING NEW PRODUCTS AND ENHANCED VERSIONS OF EXISTING PRODUCTS; AND THE TIMING OF OUR FUTURE CAPITAL NEEDS AND/OR INABILITY TO RAISE CAPITAL WHEN NEEDED; AND OTHER ISSUES DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS. THESE FORWARD LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE HEREOF. VISIBLE GENETICS DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD LOOKING STATEMENTS.

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                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                             VISIBLE GENETICS INC.


Date: February 21, 2002      By: /s/ RICHARD T. DALY
                                 --------------------
                                 Name:  Richard T. Daly
                                 Title: President and Chief Executive Officer